Exhibit 99.1


1. This option was granted to the Reporting Person pursuant to the Virgin Media Sharesave Plan (the "Sharesave Plan"), which was adopted by the Issuer's board of directors on February 21, 2008 following approval by our stockholders on May 16, 2007. With limited exceptions, the Sharesave Plan is generally available to all employees, and eligible employees were invited to enter into savings contracts under which they agree to have amounts ranging from (pound)5 to (pound)100 deducted from their net salary each month. These sums are held within special savings accounts that are operated by Yorkshire Building Society, an appointed independent savings carrier. The savings (plus interest) can then be used by the participants to purchase shares of the Issuer at the option exercise price, which is equal to the mid market price of the Issuer's stock price per share as of April 16, 2008 discounted by 20% and expressed in pounds sterling. The shares subject to the option will be such number as can be bought at the exercise date. A participant may exercise his or her option during the period of six months from the maturity of his or her savings contract. If the participant does not want to exercise the option, which is generally not transferable, he or she can instead take his or her savings and tax-free bonus and allow his or her option to lapse.

2. The exercise price will be paid in pounds sterling, at (pound)4.92 per share. This exercise price is equal to the mid market price of the Issuer's stock price per share as of April 16, 2008 of $12.14, converted at the noon pounds sterling to dollar buying rate at April 16, 2008 of 1.9756, and discounted by 20%.

3. Subject to the Reporting Person completing the payment of 36 monthly contributions and the third anniversary of the start date having been reached, this option will become exercisable on July 1, 2011, and expire 6 months later.